Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: December 16, 2021

A Message from Co-Founder and CEO, Tim Hwang

“Connect the world to their governments.”

Those six words launched FiscalNote eight years ago. They not only became our singular and guiding mission, but also spawned the creation of a growing global business which is now on the verge of going public.

That is why it is important for any current or future shareholders to understand the genesis of this mission and our approach to building a company over time.

Inside FiscalNote, we tend to view the arc of our company through the lens of legal information over the history of the world. In the beginning, Hammurabi’s Code was etched with the infamous words, “an eye for an eye, and a tooth for a tooth” onto a slab of basalt, thrusting human civilization into the written law. Then came enormous papyrus scripts and written books stored in places such as the Library of Alexandria in ancient Egypt. This period encompassed humanity’s forward movement in codifying and structuring law, from the Justinian Code to the Magna Carta. This was followed by the explosive impact of the printing press in widely publicizing written laws to the public across vast global empires, including the dissemination of newly formed laws such as the Constitution of the United States of America.

For the last two hundred years, modern society existed behind large industrial printers, publishing enormous volumes of law in countries around the world. With the invention of both the internet and personal computer, humanity again pushed the boundaries of amplifying the reach of legal information by digitizing it for the entire world to consume. These innovations pushed humanity to organize into more structured and legal societies, to govern and understand increasingly larger and more complex nations, and thus allowed the world to advance with a deeper understanding of the social contract between the individual and government.

Today, we are again on the verge of a new revolution.

Disruptive new technologies in the form of a widely dispersed and mobile internet and advances in artificial intelligence have created the perfect storm for governments to increasingly leverage the internet to inform and govern jurisdictions of all sizes and legal frameworks, with technology enabling people to make sense of the laws they pass. The revolution we saw on Wall Street in the 1970s and 1980s as capital markets were tamed under the use of computers is now making its way into the legal world.

At the same time, we are increasingly witnessing the normalization of global complexity. Humanity has evolved to organize itself into organizations, governments, and enterprises that span multiple nations in a globalized context, subjecting themselves to the laws of multiple countries. Ironically, as democracy has spread, sovereign rule has been compressed by a globalized superstructure of international laws, often superseding or even countermanding sovereign policymaking. And advances in technologies as disparate as ride-sharing, cryptocurrencies, autonomous vehicles, and genetic editing have fundamentally altered the nature of our regulations and understanding of the applicability of law across various jurisdictions.

It is against this backdrop that FiscalNote was formed: to become the modern disruptive company that brings order to the chaos and delivers information and insights to organizations that need them. We exist to cut through the noise, distill the complex, and harmonize the increasingly byzantine legal world into technology platforms to help organizations make sense of the exploding volume of regulations against the backdrop of a more turbulent world. The ability to discover, codify, and digitize every law and every regulation on the planet in a single platform would be an incredible achievement for humanity — one in which I’m confident FiscalNote will lead the charge.

The pace of political, legal, legislative, and regulatory activity is unrelenting, and only accelerating. Autonomous cars, digital currencies, online sports betting, the gig economy – these regulated sectors of the future (and many more we have yet to even realize) are operating in today’s legal equivalent of the Wild West. The decision makers at these organizations cannot be blind to the laws proposed and regulations promulgated that will govern the way they operate. They come to us to develop a deeper understanding of policy and geopolitical developments, to build community, and to better understand the people they represent. For us, the process of going public is the start of a new journey as we accelerate our efforts into helping address these challenges.

We have already helped connect more than 3,000 of the world’s most important organizations— including government agencies, Fortune 500 enterprises, major NGOs, and institutional investors—to this information, and we have enhanced their understanding of, and relationships with, the governments that impact them. Our technologies and information have brought more certainty to complicated legislative, regulatory, and policy issues and amplified the voices of citizens. FiscalNote is on a path to become one of the most consequential companies of our time.

Our revenue and customer base are testaments to the value of our solutions. Our goal is to achieve a sustained level of scale that enhances our relationships with a wide variety of customers, increases our efficiency of revenue generation via cross-sell and upsell, strengthens brand awareness and management capacity, improves our ability to service customers with more resources and support, and ultimately generates higher returns on capital.

At the same time, the traditional information industry is just now beginning to adopt modern technologies in data ingestion, summarization, entity extraction, automated data quality checking, and more. This is critical to understanding why we have been so acquisitive and will continue to be acquisitive in the future. We believe the process of going public will enable us to access a cheaper cost of capital, and when combined with our ability to drive technological change and cross-sell new products into a rapidly expanding customer base, we can free newly acquired companies from unproductive capital allocation and further drive investment into organic growth to accelerate top-line growth. This strategy is what we call a “triple whammy”: acquiring companies at strategically attractive valuations, creating value for shareholders through mindful capital management, and growing the businesses through better operations, management, and technology. All with the goal of expanding our impact and further fulfilling our mission.

As we expand our business into a number of new verticals and industries, doing so successfully will require:

●	Identification of the right strategic markets to expand our data collection efforts that are immediately adjacent to our products or customers with fast growth potential (areas with increasing legal and regulatory complexity);
●	Deep technical insights into building extensible, reusable, and configurable infrastructure and workflows to be capital efficient; and,
●	A continued alignment with the challenges and aspirations of our valued customers.

As we seek global market leadership through our mission-driven corporate strategy, we will also pursue market excellence as an award-winning technology pioneer and innovator. Leveraging key technologies in machine learning and cloud computing will reduce our time to market with a differentiated cost structure – a game-changer for the industry.

We also continue to evaluate further investments in cloud applications in areas that are adjacent to our current market and help our clients respond not only to the “tell me what is going on” question but the “what do we do about it” question as well. These modules have the potential to be great drivers for revenue growth and feature richness, especially at a time when the intersection of data, analytics, and workflows will continue to be a disruptive force on the industry. Additionally, these technologies have the potential to empower and amplify our understanding of an ever-expanding number of new regulatory challenges our customers will continue to face. And when our customers are more well informed and equipped to handle these rapidly evolving political, legal, and regulatory environments, the people they serve -- whether consumers, governments, or the general population -- will ultimately be the ones who benefit.

Through thoughtful planning and development over time, FiscalNote’s customer diversity in almost every major industry has provided us with a competitive advantage at building relationships with key customers in a variety of industry verticals. We have already started to deliver on this diversification strategy by beginning to build products for the regulated sectors of the future, such as ESG.

At the same time, FiscalNote is not your conventional company...

●	We are a mission-driven company, whose aim is to create innovative products with purpose, urgency, and meaning that have tremendous impact for our customers.
●	We are a bold company that makes strategic and sometimes unconventional decisions not based on what “everyone else is doing” or how things “have always been done”, but rather by what makes the most sense for our mission and enables us to extend our market position.
●	We are a disciplined company that places a heavy emphasis on customer satisfaction, operational excellence, continuous improvement, and core competencies — not as a requirement to appease any short-term external forces — but as a necessary condition toward accomplishing our long-term goals.
●	We are an experimental and high-velocity organization that moves with speed, agility, and conviction to capture and seize the opportunities we see ahead of us.
●	We are a deeply analytical company, constantly weighing our cost of capital against our investments and products that are producing outsized returns versus those that are underperforming. We commit to analytically and decisively invest in the ones that grow and shut down the ones that do not.
●	We constantly optimize revenue scale against long-term profitability on a per share basis, seeking to balance incremental dilution with growth opportunities. We intricately understand business cycles and maturity and seek to appropriately balance blue ocean growth opportunities with long-term potential for outsized profitability.
●	We are a transparent company that aims to win over public supporters to our way of doing business with action and proven results.
●	We are a scrappy company with an experienced, cross-industry leadership team that has ambitions to build an enduring, consequential, and global enterprise.
●	We are a People company, constantly retaining and pursuing the best talent while forging a culture firmly rooted in our Values — as well as our abiding commitment to Diversity, Equality, Inclusion, and Belonging — in all that we do.

I truly believe we’re still in the early innings at FiscalNote’s growth. When co-founders Gerald Yao and Jonathan Chen and I bootstrapped our way out to Silicon Valley in the summer of 2013 with the little cash we had, we knew the deck was stacked against us. We had no meaningful relationships in the industry or with investors. We had limited funds. We bought one-way tickets to Silicon Valley, camped out in a cramped Motel 6 room in Sunnyvale, California, and prayed it would work out as we built the company one cold call, one line of code, one late night at a time.

Skip forward eight years, and today we are roughly 700 employees strong across four continents. We serve some of the biggest and most influential companies, governments, and people in the world. Even our headquarters is now located on Pennsylvania Avenue, halfway between the U.S. Capitol and the White House. Influential people make critical and timely decisions based on the information and software we serve them. The momentum we have witnessed since our founding in 2013 gives us conviction and purpose for the opportunities we see in the future.

As we pivot to the next chapter of our journey, I want to recognize two key drivers of our success.

The first is our relentless focus on building a culture of smart and passionate achievers who embrace our Values: Know Your Audience, Find the Truth, Drive Alignment, Own the Job, Bias for Action, Level Up, and Support the Family. These guided our management and operations along the way, enabling us to beat the odds time after time. The road to this moment - and the path ahead of us - will always have challenges. But I know we can continue to rely on the strength and character of everyone at FiscalNote by leveraging their expertise and dedication to deliver excellence and success every step of the way.

The second is our combination of pioneering entrepreneurship and innovative spirit with a willingness to break through market conventions: inventing new categories; discovering novel ways to analyze laws and regulations; bringing to market multiple products to empower the world’s leading decision makers; developing new terminology like GRM and Issues Management that would be adopted across our industry; and defying all expectations for a startup by growing smartly and boldly. This was fueled by an unyielding focus on the customer, speedy decision making, agile experimentation, and a constant embrace of our long-term mission.

The excitement of starting from scratch, of feeling boundless hope and imagination, of putting pen to paper, of crossing that line from the ‘what-if’ to the ‘let’s do this’ is the very heart of entrepreneurship. We will doggedly protect this mentality, harness this entrepreneurial energy, and relentlessly innovate for our customers as we enter what we believe are still the early stages of the FiscalNote story. To that end, we’ll always strive to retain that “Motel 6” mindset - never forgetting how FiscalNote was forged, and always retaining the idealism, camaraderie, and passion we experienced in that cramped motel room in 2013.

We at FiscalNote believe there is a massive opportunity in the disruption of our industry. With new resources, solid execution, and seasoned management, we look forward to continuing the important work of building FiscalNote into an enduring enterprise.

Tim Hwang

Co-Founder and CEO, FiscalNote

Additional Information and Where to Find It

For additional information on the proposed business combination, In connection with the proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov. and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.